Filed Pursuant to Rule 425

Filing Person: CommScope, Inc.

Subject Company: Andrew Corporation

Commission File Number: 333-145398

FINAL TRANSCRIPT

Conference Call Transcript

CTV - Q3 2007 CommScope Earnings Conference Call

Event Date/Time: Oct. 30. 2007 / 5:00PM ET

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CORPORATE PARTICIPANTS

Phil Armstrong

CommScope - VP of IR

Jearld Leonhardt

CommScope - CFO

Frank Drendel

CommScope - Chairman & CEO

Brian Garrett

CommScope - President & COO

CONFERENCE CALL PARTICIPANTS

Celeste Santangelo

Merrill Lynch - Analyst

Marcus Kupferschmidt

Lehman Brothers - Analyst

Jeffrey Beach

Stifel Nicolaus - Analyst

George Notter

Jefferies & Company - Analyst

Ken Muth

Robert W. Baird & Company, Inc. - Analyst

Simon Leopold

Morgan Keegan & Co., Inc. - Analyst

Brian Coyne

Friedman, Billings, Ramsey Group, Inc. - Analyst

Eric Buck

Brean Murray, Carret & Co. - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the CommScope third quarter 2007 earnings conference call. During the presentation, all participants will be in a listen-only mode. Afterwards we will conduct a Question and Answer Session. (OPERATOR INSTRUCTIONS) As a reminder this conference is being recorded Tuesday, October 30, 2007. And it is now my pleasure to turn the conference over to Mr. Phil Armstrong, Vice President with Investor Relations. Please go ahead.

Phil Armstrong  - CommScope - VP of IR

Good afternoon and thank you for joining us on this call. Frank Drendel, CommScope’s Chairman and Chief Executive Officer; Brian Garrett, CommScope’s President and Chief Operating Officer; and Jearld Leonhardt, CommScope’s Chief Financial Officer join me on the call. During this conference call, we may make forward-looking statements regarding our financial position, plans, the Andrew acquisition and outlooks that are based on information currently available to management, management’s beliefs and a number of assumptions concerning future events. Forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors which could cause the actual results to differ materially from those currently expected. For more detailed description of factors that can cause such a difference, please see the press release we issued today and CommScope’s filings with the Securities & Exchange Commission. In providing forward-looking statements, the Company does not intend and is not undertaking any duty or obligation to update these statements as a result of new information, future events or otherwise. Also please note that all dollar figures and percentages are approximations. After we review third quarter results and Frank makes some closing comments, we’ll open the lines for questions. Jearld?

Jearld Leonhardt  - CommScope - CFO

Thank you, Phil. Today CommScope announced third quarter results for the period ended September 30, 2007. The Company reported record third quarter sales of $514 million and net income of $60 million or $0.81 per diluted share. Sales for the third quarter of 2007 increased 10% year-over-year, primarily driven by increased volume in all three segments with particular strength in the carrier segment. Enterprise segment sales rose 1% year-over-year to $240 million primarily due to higher sales volumes. Enterprise revenues grew despite unusually strong sales in the year ago quarter. Remember that during 2006 CommScope was implementing major global manufacturing initiatives which affected our manufacturing capabilities during the first half of last year. These changes, along with the volatile commodities markets, combined to create unusually strong orders coming into the third quarter of 2006, which resulted in very strong sales in the year ago quarter. This issue affected year-over-year comparisons and is the primary reason that domestic enterprise sales were down slightly year-over-year. International enterprise sales grew modestly in the quarter. While sales into distributors rose slightly, it is important to note that sales to the ultimate customers or point-of-sale showed double-digit growth. We saw this solid point-of-sale growth on relatively stable channel inventories.

So despite the economic uncertainty in domestic financial markets, we experienced solid end-user demand and positive global trends. While no company is immune from major economic changes, we continue to believe that we are experiencing a multi-year upgrade cycle. Large corporations are investing in mission-critical information technology to support bandwidth intensive applications, to develop intelligent buildings and to consolidate large data centers. Now as large enterprises demand more advanced infrastructure solutions, sales of CommScope’s industry-leading products such as the SYSTIMAX X10D unshielded twisted pair cabling solution and the innovative iPatch management system continued to benefit. We believe that video, data intensive applications, mobility, and dynamic websites create an ongoing need for intelligent infrastructure solutions and we remain excited about the long-term trends in the enterprise market.

Late in the third quarter, CommScope announced price increases on selective enterprise cable and apparatus in response to higher cost. The Company expects limited revenue and gross margin benefit from these price increases during the fourth quarter of 2007. Broadband sales rose to $161 million, up 12% year-over-year primarily due to higher sales volumes in the Central and Latin American region as well as the positive impact of the Signal Vision acquisition, which closed on May 1, 2007. The Signal Vision unit of CommScope is a leading supplier of broadband radio frequency subscriber products to cable television system operators. Competition between MSOs and telcos continue to drive investment by MSOs in their networks as they deploy new service offerings which include multiple, high channel — or multiple channel high definition video, voice-over IP, and higher tiers of available programming. While the slowdown in domestic housing market has had some effect on broadband sales, we believe that demand for bandwidth and competition remain the primary drivers of broadband spending in the U.S. International broadband sales were particularly strong in the third quarter and were positively affected by large [builds] in South America.

Carrier sales increased 32% year-over-year to $112 million. This robust growth is the result of strong growth in all carrier product areas. CommScope’s integrated cabinet solution or ICS business increased as large domestic wireline carriers continued to deploy their sophisticated electronics deeper in their networks to offer higher bandwidth, broadband and video services. While we expect lower sales of ICS products in the fourth quarter, like last year, we remain very excited about what we believe is a multi-year opportunity for our ICS product line. We continue to expect increasing competition to — as these carriers deploy their networks. However, we believe CommScope has a compelling value proposition for its ICS customers. Innovative cabinet designs, strong customer service, a proven record of quality and reliability as well as supply chain efficiency all come together we believe to differentiate CommScope from the competition. We also continue to innovate as we introduced a new series of cabinets during the third quarter including the new quieter, 52 Universal Cabinet Series designed by — or designed for residential applications. Also introduced was the 30EC modular battery cabinet designed as a reserve power storage system capable of using multiple vendors’ batteries, which supports increased DSL capacity in previously deployed systems.

Our domestic wireless sales improved substantially from the second quarter and we experienced strong year-over-year international sales growth of CommScope’s Extremeflex smooth wall aluminum cables which were deployed by international wireless carriers. Now, sales of our smooth wall aluminum cables now represent the majority of our cable sales for the wireless group. We believe that this technology, along with Andrew’s leading global channel, will create some exciting revenue synergies over the longer term.

CommScope’s total international sales for all segments in the third quarter of 2007 rose 19% year-over-year to $169 million or approximately 33% of total company sales. Total company external orders booked in the third quarter of 2007 was $482 million, up 25% from the year ago quarter. The book-to-bill ratio for the quarter was 0.94 times. Gross margin for the third quarter ‘07 was 31%, up approximately 100 basis points year-over-year. Gross margin improvements were primarily due to higher levels of sales and a more favorable mix. As expected, gross margin was down slightly sequentially due primarily to higher material costs. SG&A expense for the third quarter of 2007 was $69 million or 14% of sales compared to $63 million or 14% of sales in the year ago quarter. SG&A expense grew primarily due to higher sales levels in spending to support and expand global sales initiatives. Research and development was $8 million for the quarter or 2% of sales. CommScope continues to invest in new solutions and ideas to better address the communication infrastructure needs of our customers. Operating income for the third quarter of 2007 increased more than 25% year-over-year to $81 million or 16% of sales. Now in the year ago quarter, operating income was $65 million or 14% of sales. Excluding restructuring costs in the year ago quarter, operating income would have been $68 million or 15% of sales.

Now I will turn to cash flow and balance sheet items. Net cash provided by operating activities in the third quarter of 2007 more than doubled year-over-year to $81 million. Our strong cash flow performance results from operating improvements and ongoing focus on effectively managing working capital. Total depreciation and amortization expense was $12 million for the third quarter of ‘07 and capital spending was $7 million. The third quarter of 2007 results include $3 million of pre-tax equity-based compensation expense. Now at September 30, 2007, long-term debt including current maturities declined to $262 million and was 21% of book capital structure. CommScope ended the quarter with $572 million in cash, cash equivalents and short-term investments, up 34% year-over-year. So overall we are pleased to deliver another strong quarter as all of our operating segments continue to benefit from the global demand for bandwidth.

As we look ahead, consistent with historical patterns, we expect lower sequential sales as we move into the seasonally slower fourth quarter. As we have noted throughout ‘07, our carrier segment remains our most volatile segment. Again this year we believe lower sales of ICS products in the fourth quarter to be — will be followed by a robust recovery in the first quarter of 2008. Please note that our fourth quarter calendar year 2007 and calendar year 2008 financial guidance is for CommScope only, without giving effect to the proposed acquisition of Andrew Corporation. So for the fourth quarter we expect sales of $420 million to $440 million and operating margin of 11 to 12% excluding any special items. This results — or this represents a sales increase of 7 to 12% year-over-year with operating income growing by 20 to 40% year-over-year. Now based on the fourth quarter 2007 financial guidance, sales for calendar year 2007 are expected to be approximately $1.89 billion to $1.91 billion, up approximately 16 to 17% year-over-year. Operating margin for the calendar year ‘07 is estimated to be approximately 14.75% to 15% excluding special items. Calendar year 2007 capital spending is expected to be approximately $24 million to $27 million. For calendar year 2008, CommScope expects modest sales and operating income growth assuming relative stability in the business environment and in raw material costs as well. The Company intends to provide calendar year 2008 guidance after it closes the Andrew transaction and completes its planning for the combined business. Excluding intangible amortization, transition and other nonrecurring items, and including synergies, the Company expects the transaction with Andrew to be accretive to its 2008 results.

As we approach the closing of the Andrew acquisition, which we expect will close by the end of this year, we are increasingly excited about the prospects of combining our talented workforces and extensive portfolio of last mile solutions. CommScope and Andrew employees have been working together on integration planning. More than 50 teams are working to determine the best way to integrate the various key functions in the two companies. Each of these teams have presented high level integration plans which have been approved and detailed action planning is now underway. We believe that once this transaction is completed, we will be well prepared to begin the integrating of our two industry-leading organizations. Regarding merger status, CommScope refiled its registration statement on Form S-4, which included an amended preliminary prospectus and Andrew’s proxy statement with the U.S. Securities & Exchange Commission on October 11th. We expect the registration statement to be declared effective soon. Meanwhile, CommScope and Andrew have been cooperating fully with the Department of Justice in their review. Regarding financing, we have met with the rating agencies, received updated ratings, and are in the process of supporting the syndication of the credit facilities. The transaction is expected to close before the end of 2007 and is subject to completion of customary closing conditions including effectiveness of the registration statement on Form S-4 approval by Andrew stockholders, adherence to the Hart Scott Rodino Antitrust Improvements act and any other applicable laws or regulations. We look forward to closing the transaction and realizing the opportunities ahead. We continue to believe that cost reductions, growth opportunities, and other synergies inherent in this combination will drive increased value for our stockholders. Thank you, and now I will turn it over to Frank Drendel for his comments.

Frank Drendel  - CommScope - Chairman & CEO

Thank you, Jearld. Obviously, ladies and gentlemen, we’re very pleased with the record results of this quarter. I want to especially thank all of the CommScope employees around the world for achieving these record shipments. As we continue to look at the Andrew opportunity, we’re more encouraged as to the opportunity for all the integration that can take place in bringing CommScope to the leader in the last mile technologies. As I look forward to what’s happening in the wireless market, the iPhone, the Google presentations, I am more and more excited about ongoing competition between cable, telco, and wireless operators. And I believe that when this is completed our company will represent the best investment vehicle for pertaining to the last mile opportunities. With that, operator, I think it is Mark. We will open it up for question and answers.

Operator

Thank you.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Our first question is from Celeste Santangelo from Merrill Lynch. Please go ahead.

Celeste Santangelo  - Merrill Lynch - Analyst

Good afternoon.

Jearld Leonhardt  - CommScope - CFO

Hi, Celeste.

Celeste Santangelo  - Merrill Lynch - Analyst

Hi. What type of growth by segment did you incorporate into your outlook for only modest growth in 2008?

Jearld Leonhardt  - CommScope - CFO

Celeste, we do expect growth in all segments and are very positive about next year, but our growth rates this year have been in the the 20% sort of range for the year, and so we expect that they will not be growing at those type of rates.

Frank Drendel  - CommScope - Chairman & CEO

Celeste, it is Frank. We clearly were looking at hopefully single-digit growth rates, and obviously there is all kinds of opportunity with the integration of Andrew to put some of those things together in that opportunity.

Celeste Santangelo  - Merrill Lynch - Analyst

Okay. Then what specific impact on margin expectations for the core business next year from this outlook?

Frank Drendel  - CommScope - Chairman & CEO

The margin improvements? Was that your question?

Celeste Santangelo  - Merrill Lynch - Analyst

The margin expectations for the core business for this outlook?

Jearld Leonhardt  - CommScope - CFO

Well, Celeste, we’ve been growing margin this year. We’re very pleased with the results of that growth with most recent quarters in the mid-teens sort of range. We expect next year that our operating income overall will be growing more or less in line with our sales growth as we move forward.

Celeste Santangelo  - Merrill Lynch - Analyst

Okay.

Frank Drendel  - CommScope - Chairman & CEO

Celeste?

Celeste Santangelo  - Merrill Lynch - Analyst

Yes?

Frank Drendel  - CommScope - Chairman & CEO

As you can appreciate, there is all kinds of opportunities at the manufacturing level, the cost level, in the margin improvement level with this combination of two companies. So obviously we expect to have substantial improvements across the board in every one of these areas.

Celeste Santangelo  - Merrill Lynch - Analyst

Okay. Then just looking from now from Q3 going into Q4, looking at maybe the mid-point of your outlook on the operating margin line, more than 400 basis points decline, could you kind of quantify what’s in there as far as volumes or raw materials?

Frank Drendel  - CommScope - Chairman & CEO

Well, the biggest piece there is clearly volumes, Celeste, and if you look back at last year of our change in operating volumes and operating margins from the third quarter to the fourth quarter you will see a similar sort of decrease.

Celeste Santangelo  - Merrill Lynch - Analyst

Okay. Then just one last one. Could you talk about your expectations for wireless and demand in ‘08 for the products that you and Andrew sell?

Frank Drendel  - CommScope - Chairman & CEO

Well, we can’t obviously speak to Andrew’s performance, but our wireless input has been the strongest it’s ever been in this quarter and is achieving record levels, so we are beginning to see across the board an improvement in the wireless infrastructure. Brian, you might want to comment. Also our aluminum product reached greater than 50% of our sales.

Brian Garrett  - CommScope - President & COO

From a macro, Frank, from a macro or global perspective, I think we’re optimistic. A lot of those details as it relates to the Andrew product line — we have not been able to review in great detail. We are encouraged, Celeste, by sequentially very high growth in our wireless business in the third quarter. I think it is indicative of a number of things. One in particular, of course, is 4G deployment by Sprint Nextel, discussions of like opportunities with AT&T next year are encouraging. I would also say that I think both businesses, CommScope and AT&T — excuse me, CommScope and Andrew are expecting and planning on modest recovery in AT&T in ‘08, so that’s about all the detail at this time.

Celeste Santangelo  - Merrill Lynch - Analyst

Great. Thank you.

Operator

Our next question is from the line of Marcus Kupferschmidt with Lehman Brothers. Please go ahead.

Marcus Kupferschmidt  - Lehman Brothers - Analyst

Good afternoon, guys.

Frank Drendel  - CommScope - Chairman & CEO

Hey, Marcus.

Marcus Kupferschmidt  - Lehman Brothers - Analyst

Hey, guys. The first thing I would like to understand is a little thing about the fourth quarter assumptions. Sounds to me like your fourth quarter sales outlook is incrementally tougher than what you would have thought a quarter ago. Is that all carrier related or is there any other weakness in some of the other product areas?

Brian Garrett  - CommScope - President & COO

Marcus, I would say it is broadly a reflection of all of them. We’ve made adjustments in each of the three business segments. Certainly having little to do with our confidence in the market or our year-over-year performance. From a year-over-year perspective we’re expecting an extraordinary fourth quarter. I characterize it more as having the opportunity to look at sales three months further downstream more than anything else. Nothing fundamentally changing in any of these business segments.

Marcus Kupferschmidt  - Lehman Brothers - Analyst

So nothing fundamentally changing, then you worry about inventories in the channel?

Brian Garrett  - CommScope - President & COO

Not worried about — not about absolutely not worried about inventories. Inventories in the enterprise segment have fallen in the third quarter. I can say specifically in the carrier segment as it relates to our integrated cabinet select products that inventory — channel inventories are down as well, and so I think we’re very well positioned for a good fourth quarter.

Marcus Kupferschmidt  - Lehman Brothers - Analyst

All right. In terms of the margins, can you help us understand why 4Q is weaker than what you thought? Clearly you’re talking a bit about some higher material costs. Anything else there?

Brian Garrett  - CommScope - President & COO

A big piece is as Jearld was outlining — the big piece is always volume, and there are some further adjustments in there for material pressures in the quarter.

Marcus Kupferschmidt  - Lehman Brothers - Analyst

All right. A couple other quick things. In terms of how 3Q progressed, did the average activity slow over the course of 3Q because of the volatility we’ve seen in the financial markets and in housing?

Brian Garrett  - CommScope - President & COO

Not visibly. One perspective for you that may help you out in the enterprise segment, again Jearld spoke to the issue about the comparisons year-over-year, which are more a reflection of last year than they are the success this year. Point-of-sale in enterprise was up 20% year-over-year in the quarter and has been 20% year-over-year year-to-date. So it tells me that the third quarter is a continuation of the strength that we’ve seen all year.

Marcus Kupferschmidt  - Lehman Brothers - Analyst

Okay. And two other quick things. You’re not increasing your prices on broadband, yet the margins were pretty weak here in 3Q. Help us understand that?

Brian Garrett  - CommScope - President & COO

We are under pressures from increasing materials, particularly in plastics. Watching oil, I would say those pressures aren’t going to subside any time soon. There have been on an international basis — there have been some price increases implemented in the broadband space, and we’re going to have to continue to watch it. If we can’t see relief in material prices or reductions in produced costs, we’re going to have to come back to the subject of price increases to the market.

Marcus Kupferschmidt  - Lehman Brothers - Analyst

If it stays at these prices we could see broadband pricing being increased again?

Brian Garrett  - CommScope - President & COO

That’s a very real potential.

Marcus Kupferschmidt  - Lehman Brothers - Analyst

Super. I will queue up if there is time later. Thank you.

Brian Garrett  - CommScope - President & COO

You bet.

Frank Drendel  - CommScope - Chairman & CEO

Thanks, Mark.

Operator

Our next question is from Jeffrey Beach with Stifel Nicolaus and Company. Please go ahead.

Jeffrey Beach  - Stifel Nicolaus - Analyst

Good afternoon.

Frank Drendel  - CommScope - Chairman & CEO

Hi, Jeff.

Jeffrey Beach  - Stifel Nicolaus - Analyst

Two questions. Back on the fourth quarter sales guidance, a sequential decline of $75 million to $90 million. When I go back and try to play and adjust for that extremely strong quarter last year in enterprise, I kind of judge the sequential decline more like $50 million with a pretty harsh decline in carrier to be down maybe $80 million, 60 to 70% more this year. You say it is broadly among all of the segments. I would have thought that the fourth quarter seasonality was more in the range of maybe 5% and enterprise and broadband and something —

Brian Garrett  - CommScope - President & COO

Yes, Jeff, my comment was specifically as it related to the change in the guidance.

Jeffrey Beach  - Stifel Nicolaus - Analyst

Okay.

Brian Garrett  - CommScope - President & COO

As a percentage, the guidance changed as a percentage for each of the three businesses — business segments, like amounts, near like amounts. That was the nature of that comment.

Jearld Leonhardt  - CommScope - CFO

This is Jearld. Looking at last year we were down about 16%, I believe, between the third quarter or 15.5 between the third and fourth. And so we’re not looking for substantially different than that this year.

Jeffrey Beach  - Stifel Nicolaus - Analyst

Last year was extraordinarily strong?

Brian Garrett  - CommScope - President & COO

Yes. If you look at it on a dollars basis, if that was the nature of your question, sequentially between the three segments, the largest sequential change in the fourth quarter will be carrier.

Jeffrey Beach  - Stifel Nicolaus - Analyst

Is it more than just cabinets?

Brian Garrett  - CommScope - President & COO

Substantially it will be cabinets. That’s correct. I think — and I am from memory now, Jeff. I can’t be absolutely positive on this. I think fourth quarter in wireless as well was off modestly but not substantially.

Jeffrey Beach  - Stifel Nicolaus - Analyst

Okay. One other question regarding the I guess general broad comment about 2008. I think you had mentioned moderate growth in sales and operating income and then later said you thought you could increase your margins in all three of your divisions next year. If that does occur your operating income will be up more than moderate, won’t it?

Brian Garrett  - CommScope - President & COO

Yes. Jearld said it right. Our expectations are that we will grow operating margins greater than we will top line revenues.

Frank Drendel  - CommScope - Chairman & CEO

Marcus, that’s exactly correct. Jeff, I am sorry. As we continue to review the Andrew CommScope combinations, we see lots of opportunities to improve margin in these businesses by just the combination of the assets versus the sales growth. We’re expecting sales growth, but understand we’re aiming at the margin.

Jeffrey Beach  - Stifel Nicolaus - Analyst

Last question. On this very good profitability in carrier in the third quarter, margins 19.5% on lower sales than the second quarter. Was that mix? Was there price increases, and what can we look at for next year? I think you said you thought you might be able to improve the margins in all three businesses. That means carrier still may have upside?

Brian Garrett  - CommScope - President & COO

Well, I don’t think we’ve spoken to product line or segment margins for ‘08 yet. I mean, a lot of that detail we’ll probably discuss in the next call. I will tell you I am immensely pleased with the profitability in the margins in that business, and it would be a big expectation I think to as a baseline plan to consider expanding that further. The results that we had sequentially in terms of profitability really had a lot to do with our team’s ability to continue to reduce costs is not reflective of any price increase activity in the quarter.

Jeffrey Beach  - Stifel Nicolaus - Analyst

That was a nice performance. Anyway, thank you.

Jearld Leonhardt  - CommScope - CFO

You bet. Thank you, Jeff.

Operator

Your next question is from the line of George Notter of Jefferies & Company.

George Notter  - Jefferies & Company - Analyst

Hi, guys, can you hear me?

Jearld Leonhardt  - CommScope - CFO

Yes.

George Notter  - Jefferies & Company - Analyst

Great. I wanted to ask you a question on the enterprise business. You mentioned you’re looking at raising prices or you instituted a pricing increase here late in Q3. Can you tell us what the magnitude of that pricing increase is is and any sense of when it might roll into numbers next year? I know it probably wouldn’t hit in Q4.

Jearld Leonhardt  - CommScope - CFO

I think the midpoint, the price increases varied by product line and by geography. I think the working number is something in the neighborhood of 5% as an average, 4 or 5%, and expectations, these things always take time to move through projects and channels. I think we’ll begin to see it having an impact in the first quarter of ‘08.

George Notter  - Jefferies & Company - Analyst

Got it. And then any update on the mixture of business between Cat 5, Cat 6, Cat 6A within enterprise?

Brian Garrett  - CommScope - President & COO

Cat 5 largely isn’t a subject for us going forward, and the Cat 6 and above remains to be the largest part of the business. We were encouraged to buy North American POS in our 10G product, and we’ve been watching this particular product line that we launched some six or seven quarters ago. And in the third quarter sales within copper products, the 10G reached the 10% level, so it was a real benchmark for us. It was an extraordinary quarter.

George Notter  - Jefferies & Company - Analyst

Got it. Thanks a lot.

Operator

Our next question is from the line of Ken Muth from Robert W. Baird. Please go ahead.

Ken Muth  - Robert W. Baird & Company, Inc. - Analyst

Hi. Looking out in the broadband category, can you see if there is any kind of landscape changes going on there? You’ve had some major upgrades and buildouts going on here, some underinvested assets, more investable in 2007. But going forward a little bit, how do you see that landscape changing, maybe and then also pricing if you could address that and that vertical.

Brian Garrett  - CommScope - President & COO

Ken, a number of things are going on in the industry. One in terms of 1 gigahertz deployments. We’re seeing those increase in frequency. All of us are seeing optical nodes going deeper into the network, but from the perspective of cable, whether it is coaxial or fiber, these activities don’t have a substantial impact. I mean, this market again particularly as it relates to North America is largely a service and maintenance type of activity. What we have seen this year and particularly in this quarter is large growth in our international business, and that has a larger impact on both volumes and margins to the business.

Ken Muth  - Robert W. Baird & Company, Inc. - Analyst

Okay. And then just quickly on the enterprise verticals. Anything changing there either competitively or from a pricing perspective?

Brian Garrett  - CommScope - President & COO

On enterprise?

Ken Muth  - Robert W. Baird & Company, Inc. - Analyst

Yes.

Brian Garrett  - CommScope - President & COO

We did have discussions in the call here about price increases in September on a global basis, the majority of it in terms of products affected I would say are non-North American. From competitive perspective, we like where we are. I think we’ve been very successful in sales into and sales out of channel, new product — I mentioned 10G is beginning to get traction. And I think we have global leadership in the position of 10 gigabit over UTP, and again high growth in our fiber segment. So our perspective is our enterprise business is running on all eight cylinders.

Ken Muth  - Robert W. Baird & Company, Inc. - Analyst

Okay. Thank you. (OPERATOR INSTRUCTIONS)

Operator

Our next question is from the line of Simon Leopold with Morgan Keegan. Please go ahead.

Simon Leopold  - Morgan Keegan & Co., Inc. - Analyst

Thank you. I want to see first if you could clarify the other income line this quarter was a bit higher, just under $3 million. What was going on there and how is that line trending?

Jearld Leonhardt  - CommScope - CFO

Yes, Simon. The biggest benefit in other income was foreign exchange gains and those are more one off. I wouldn’t say it is a trend that we’re experiencing there, but they have been more favorable this year than prior years.

Simon Leopold  - Morgan Keegan & Co., Inc. - Analyst

And how should we think about that in the coming quarters?

Jearld Leonhardt  - CommScope - CFO

I would think typically more modest than we saw in the third quarter. More modest than (inaudible).

Simon Leopold  - Morgan Keegan & Co., Inc. - Analyst

Okay. Now regarding the commentary in the guidance, you talked about the ICS business rebounding robustly in the first quarter. I want to combine that with really another question and try to understand your conviction and views on this. There has been a lot of chatter about your customer AT&T potentially looking at alternative tactics such as buying a satellite player to accelerate its video offering. If you could talk about how you think about that, how you assess the risk as well as if they were to go through and make that kind of acquisition, how that might impact your outlook in your business?

Frank Drendel  - CommScope - Chairman & CEO

Let me take a cut at that. First of all if they were to buy either one of the direct satellite players, it is still a one-way service and it doesn’t allow to you have a high speed internet connection, it doesn’t allow for impulse pay per view. It just has so many limitations. Clearly if AT&T were to do that, they would have the capability of having a rate card competitive with what the cable industry has. They would have a content provider that has all those contracts perfected including the NFL contract perfected, which the cable industry doesn’t have. My view would be, A, it is adding to their conviction of a continuous rollout of a wired and wireless network both video, both digital and both audio. When you consider for a moment, to date AT&T has got about $330 per home [passed] in their capital costs, and to buy a Direct or EchoStar, you’re talking somewhere north of $3,000 a sub. So it shouldn’t change their attitude about having to have a high speed interconnectivity. That’s my cut at it from all the experience I’ve had in 30 years of broadband. I could be dead wrong, but I still believe they’re committed to a rollout of a physical infrastructure.

Simon Leopold  - Morgan Keegan & Co., Inc. - Analyst

I agree with you, but in the scenario that they do it, I imagine they would probably do some slowing. Could you assess what level of spending they could go to in that scenario?

Frank Drendel  - CommScope - Chairman & CEO

I mean, that’s an interesting point, but my view would be that if anything they would be able to accelerate the connectivity and get deeper penetration with the homes that they’ve already passed. The argument here is — can you compete effectively against a cable VoIP offering, which is really the competition on the ground, without a wired infrastructure connection? So I would believe that this is so modest incrementally to what they’re doing, and the success that Verizon and AT&T have had in somewhat decapitalizing the market values of cable has been pretty effective. Cable took a big hit in this quarter, and so I think the competition just increases.

Simon Leopold  - Morgan Keegan & Co., Inc. - Analyst

Sure. Just one other question. If you could — if the Andrew deal were closing let’s say imminently, where are the interest rates right now in the LIBOR plus?

Jearld Leonhardt  - CommScope - CFO

Well, I think we disclosed in the our last quarterly review, Simon, that we expect to raise between 2.25 and 2.75 if I recall, and we’re still within that range plus LIBOR, and of course LIBOR has been trending down here of late.

Frank Drendel  - CommScope - Chairman & CEO

And clearly within the modeling we did early on in this program.

Simon Leopold  - Morgan Keegan & Co., Inc. - Analyst

Thank you very much.

Frank Drendel  - CommScope - Chairman & CEO

Yes, sir.

Operator

Our next question is from the line of Brian Coyne with Friedman Billings and Ramsey. Please go ahead.

Brian Coyne  - Friedman, Billings, Ramsey Group, Inc. - Analyst

Hey, guys, good afternoon.

Phil Armstrong  - CommScope - VP of IR

Hi, Brian.

Brian Coyne  - Friedman, Billings, Ramsey Group, Inc. - Analyst

Hi. First just wanted to drill down a little bit on carrier. It seemed like it was a little bit stronger than I expected in the quarter. Last quarter, as I recall, I don’t think you saw any pull in into 2Q, but with the third quarter perhaps did you see anything going on there? Could that be perhaps any explanation on why it could be potentially that much weaker — well, again I guess weaker for the fourth quarter? Was it potentially competition in this past third quarter perhaps not hitting you as much as you had expected?

Brian Garrett  - CommScope - President & COO

Clearly not a competition perspective, Brian, element there. It is the entirety of seasonality. If you recall last year, we gave our guidance based upon input that we get from our customers which are pretty accurate. We did get into late in the fourth quarter and there was a need to accelerate very quickly into the first quarter of this year, and that gave us some upside actually to our forecast. I’ll tell you this year we have good visibility into our demand in the fourth quarter, which is leading our guidance. I tell you that the visibility that we have into the first quarter says we’re going to have a big wave to deal with in the first quarter. To the extent that we can start that in December, it may create some upside for us, but you really shouldn’t read anything into this other than the seasonality and the desire for AT&T to get on with light speed. They’re very happy with the program to date.

Frank Drendel  - CommScope - Chairman & CEO

I think taking another cut at that, the flex manufacturing capacity that we have in supporting this customer is unparalleled by any of our competition. If you consider what we have been able to do for that relationship and modulating it up and down, it has been an outstanding complement to our employees and our management team.

Brian Coyne  - Friedman, Billings, Ramsey Group, Inc. - Analyst

That gets directly to my next question, which was really about the sustainability of that margin. I know you touched on it earlier, but again if 1Q ends up being sort of a nice rebound in this business, do you think you can get back to the same very strong margins you’ve seen in the past couple of quarters?

Brian Garrett  - CommScope - President & COO

Well, there is a lot of things that are happening in the first quarter and going forward. There will be changes in product mix which will have an impact throughout the year, and there will be higher volumes of units in ‘08 which will help us favorably. And the expectation is that over the year we’ll grow operating margin as we grow revenue.

Frank Drendel  - CommScope - Chairman & CEO

And clearly we continue to design these products to take out costs and improve their features and performance, so that’s always been a CommScope hallmark.

Brian Coyne  - Friedman, Billings, Ramsey Group, Inc. - Analyst

That’s great. One other one just quickly on the Andrew part, you talked about a lot of teams doing an awful lot of work many getting toward the goal line here. Do you have any updates or give us a better feel perhaps on some of the cost synergy guidance you gave us? I think you talked about $90 million to $100 million range over the couple years. Where do you think you can be light on that potentially?

Brian Garrett  - CommScope - President & COO

That’s what we’re in the midst of, and we’re just trying to reconfirm our early estimates, and I can tell you that we look at it weekly and continue to validate our initial thinking. Hopefully in the first quarter we’ll have a lot more to say about the merger with a lot more details.

Frank Drendel  - CommScope - Chairman & CEO

So far we haven’t found any surprises that make us deviate from the plan we’ve given.

Brian Coyne  - Friedman, Billings, Ramsey Group, Inc. - Analyst

Do you still think that procurement I think as you described it on the M&A call — procurement is going to be the biggest source?

Jearld Leonhardt  - CommScope - CFO

Yes, sir.

Frank Drendel  - CommScope - Chairman & CEO

It will be a big bucket.

Jearld Leonhardt  - CommScope - CFO

It will be a big bucket. There is a $2 billion procurement between the combined companies. 1% improvement is $20 million. You just have to put this in perspective. We are the biggest the world in all of these sectors. So our purchasing power should reflect substantial improvement.

Brian Coyne  - Friedman, Billings, Ramsey Group, Inc. - Analyst

Got it. That’s great. That’s all I had. Thanks, guys.

Frank Drendel  - CommScope - Chairman & CEO

Yes, sir.

Phil Armstrong  - CommScope - VP of IR

Thank you, Brian.

Operator

Our next question comes from the line of Eric Buck with Brean Murray. Please go ahead.

Eric Buck  - Brean Murray, Carret & Co. - Analyst

Yes, good afternoon. My question was actually kind of on the Andrew subject as well. They reported today, and I guess you’re probably not prepared to comment there, but clearly the numbers were ahead of the expectations that were out there. Looked like they had a pretty strong quarter in the wireless area. When you first announced this deal and said it could be accretive and since then your numbers have gone up meaningfully, and I thought it was going to be tough to be accretive in ‘08, has there been changes at Andrew or increases in your synergy assumptions that keep you thinking it is accretive or have things not really changed since the deal was put together?

Jearld Leonhardt  - CommScope - CFO

Well, Eric, this is Jearld. We have always been excited about the possibilities there with the combination of two companies. We’ve talked about the synergies. We’re very excited about the synergy opportunities. We have some revenue synergies that we haven’t actually talked about, but there is certainly potential there. We think the business of Andrew has been — in North America certainly has been somewhat depressed in the current market. We don’t think it gets worse certainly from current positions and more likely to get better than worse. So we think it is a reasonable time to be thinking about growth in the U.S. market for wireless business. And we have other opportunities through synergies to make this accretive transaction. Financing costs still remains very reasonable, and so we have good opportunity, we think.

Frank Drendel  - CommScope - Chairman & CEO

Eric, you follow this sector quite closely. Clearly Andrew did a tremendous job making up the revenue shortfall from the domestic through their international businesses. Their footprint combined with our product lines offer a unique possibilities around the world. And clearly we’re seeing on our domestic wireless business a very accelerated capital spend, especially around the WiMax Wi-Fi 4G deployment. Clearly Sprint Nextel is doing that and AT&T spent $2 billion plus for 4G frequencies. You have the 700 megahertz options coming forward and you clearly have the approaching Google whatever they do in the wireless market to accelerate that. So I think we’re the absolute bottom of spending in wireless and I expect it to be substantially better next year.

Eric Buck  - Brean Murray, Carret & Co. - Analyst

Okay. Obviously there is opportunities on the carrier side when you hook up with Andrew, but have there been anything that you’re getting close to internally in terms of additional carrier customers for the cabinets?

Brian Garrett  - CommScope - President & COO

We have been independently, Eric. We have been very successful in early trials with one of the wireless carriers, and we think it is going to contribute nicely to the OE sales, and Andrew could only help accelerate that proposition in North America.

Eric Buck  - Brean Murray, Carret & Co. - Analyst

Okay. Great. Thanks.

Frank Drendel  - CommScope - Chairman & CEO

Thank you, Eric.

Phil Armstrong  - CommScope - VP of IR

Operator, we have time for two more questions.

Operator

Our next question is a follow-up question from the line of George Notter from Jefferies. Please go ahead.

George Notter  - Jefferies & Company - Analyst

Just a couple easy ones. Any commentary on 10% customers in the quarter, and then also wanted to get a sense for how much Signal Vision helped you in the quarter and maybe if you could compare that with Q2 that would be interesting. Thanks.

Phil Armstrong  - CommScope - VP of IR

Hey, George, it is Phil. Signal Vision was not quite $7 million in the quarter. Sales to large OEM was roughly 12% in the quarter, only 10% customer in the quarter.

George Notter  - Jefferies & Company - Analyst

Got it. I assume that Anixter was also a 10% customer.

Phil Armstrong  - CommScope - VP of IR

Yes, other than Anixter.

Jearld Leonhardt  - CommScope - CFO

Other than Anixter.

George Notter  - Jefferies & Company - Analyst

Distribution basis. Sure. Thank you. Thanks.

Brian Garrett  - CommScope - President & COO

Our apology to Bob Grubbs.

Phil Armstrong  - CommScope - VP of IR

Thank you, Brian.

Operator

Our last question will come from the line of Marcus Kupferschmidt with Lehman Brothers. Please go ahead.

Marcus Kupferschmidt  - Lehman Brothers - Analyst

Just wanted to ask a couple basic assumption questions and what’s your guidance. For the fourth quarter, are you assuming carrier revenues is up or down year-over-year?

Frank Drendel  - CommScope - Chairman & CEO

Those should be up.

Marcus Kupferschmidt  - Lehman Brothers - Analyst

Should still be up year-over-year.

Frank Drendel  - CommScope - Chairman & CEO

Yes, sir.

Marcus Kupferschmidt  - Lehman Brothers - Analyst

Okay. When you look at the operating margin in that business in the third quarter, really strong you said [it’s tough] to get a lot better than that. Are we really seeing the benefits of doing a lot of aluminum sales or is that also showing how CommScope leverages a good volume on the cabinet side?

Brian Garrett  - CommScope - President & COO

They both contributed clearly. In terms of production nearly 70% of our production was aluminum. That will give you a sense of how this product is being broadly accepted in North America and I will say international sales are growing very, very nicely as well. It is a key part of the integration with Andrew as we outlined to you. I think the technical proposition and the value proposition of that design in the hands of the Andrew sales marketing organization will create real change in the industry. And as it relates to cabinets, margin is all about volume, and it is all about cost reduction in the quarter, and both of them did very well. And I will repeat, I think it would be very difficult to hurdle those margins.

Marcus Kupferschmidt  - Lehman Brothers - Analyst

And if you look at the three business units for next year, where do you think you would see the fastest and the slowest revenue growth in terms of - I am not sure if you said you thought they would all grow similarly, but I think that’s what you meant to convey early?

Brian Garrett  - CommScope - President & COO

Their growth won’t be substantially different, and we’ve said all along we would like these businesses to grow minimally 10% year-over-year.

Frank Drendel  - CommScope - Chairman & CEO

Right. We cast all that by saying expecting stable business environment and relatively stable raw material costs which could come back to the pricing question. If there is difference than that, then that’s been part of the historical growth has been the sales price changes.

Marcus Kupferschmidt  - Lehman Brothers - Analyst

And was there any pricing growth that boosted the year-over-year growth in 3Q here?

Frank Drendel  - CommScope - Chairman & CEO

No, no. Most of that was worked in through the year.

Marcus Kupferschmidt  - Lehman Brothers - Analyst

All right. Thanks.

Frank Drendel  - CommScope - Chairman & CEO

You bet. Ladies and gentlemen, in closing I would like to remind you as we look forward to the Andrew combination with CommScope, I fortunately just reviewed a bunch of statistics on a wireless carrier. 1.3 billion phones will be sold worldwide next year. It takes a lot of infrastructure to connect 1.3 billion new phones, not including what exists. The plans that are happening on 4G, advanced wireless, the cable television industry’s continuing growth in VoIP, all of those businesses, all that competition plays right into our last mile strategy. So we continue to believe we have a unique company positioned well for these opportunities, and I thank you for being on this call.

Operator

Ladies and gentlemen, that does conclude our conference call for today. We thank you very much for your participation and ask that you please disconnect your lines.

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Additional Information

In connection with the proposed merger, CommScope filed a registration statement with the SEC on Form S-4 (File No. 333-145398) containing a preliminary proxy statement/prospectus and CommScope and Andrew expect to mail a definitive proxy statement/prospectus to Andrew’s stockholders containing information about the merger.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY.

The registration statement and the proxy statement/prospectus contain important information about CommScope, Andrew, the merger, and related matters.  Investors and security holders may obtain free copies of these documents through the web site maintained by the SEC at www.sec.gov.  In addition to the registration statement and the proxy statement/prospectus, CommScope and Andrew file annual, quarterly, and special reports, proxy statements, and other information with the SEC.  Printed copies of these documents can also be obtained free of charge (other than a reasonable duplicating charge for exhibits to our reports on Form 10-K, Form 10-Q and Form 8-K) by any stockholder who requests them from either CommScope’s or Andrew’s Investor Relations Department:

Investor Relations	Investor Relations
CommScope, Inc.	Andrew Corporation
1100 CommScope Place, SE	3 Westbrook Corporate Center
P.O. Box 339	Suite 900
Hickory, North Carolina 28602 U.S.A.	Westchester, Illinois 60154 U.S.A.
Phone: (828) 324-2200	Phone: (800) 232-6767 or (708) 236-6616
Fax: (828) 982-1708	Fax: (708) 492-3774
E-mail: investor.relations@commscope.com	E-mail: investor.relations@andrew.com

CommScope, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Andrew stockholders in connection with the proposed transaction.  Information about CommScope’s directors and executive officers and their ownership of CommScope common stock is set forth in the definitive proxy statement for CommScope’s 2007 annual meeting of stockholders, as filed by CommScope with the SEC on Schedule 14A on March 16, 2007.  Information about Andrew’s directors and executive officers and their ownership of Andrew common stock is set forth in the definitive proxy statement for Andrew’s 2007 annual meeting of stockholders, as filed by Andrew with the SEC on Schedule 14A on December 29, 2006.  Other information regarding the participants in the proxy solicitation is contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.